PINE VALLEY MINING CORPORATION

Consolidated Financial Statements

for the Nine Months Ended December 31, 2006

(Unaudited)

PINE VALLEY MINING CORPORATION

Consolidated Balance Sheets

(Unaudited)

		December 31,	March 31,
(in thousands of Canadian dollars)		2006	2006
ASSETS
CURRENT
Cash		$ 3,648	$ 817
Accounts receivable, net of nil allowance		39	3,719
Goods and Services Tax (GST) and other receivable		704	1,356
Deferred financing charges		-	279
Prepaid expenses		256	643
Coal Inventory (Note 3)		1,226	9,528
Future income taxes (Note 16)		-	302
Total Current Assets		5,873	16,644
Restricted cash		532	458
Other non-current assets		544	1,550
Mineral property, plant and equipment (Note 4)		25,987	57,560
Non-producing mineral properties (Note 5)		-	2,877
Future income taxes (Note 16)		-	3,040
Total Assets		$ 32,936	$ 82,129

LIABILITIES
CURRENT
Operating line (Note 6)		$ -	$ 5,675
Accounts payable (Note 8)		21,234	9,214
Accrued liabilities (Note 8)		4,018	2,616
Goods and Services Tax (GST) payable (Note 8)		776	-
Current portion of term debt (Note 9)		10,314	10,337
Current portion of capital lease obligation		33	41
Due to related party (Notes 8 and 10)		600	600
Total Current Liabilities		36,975	28,483
Asset retirement obligation (Note 11)		2,491	2,307
Capital lease obligation		99	124
Future income taxes (Note 16)		-	3,208
Total Liabilities		39,565	34,122
SHAREHOLDERS' EQUITY
Share capital (Note 12)		61,161	61,161
Contributed surplus and other capital		6,763	5,708
Deficit		(74,553)	(18,862)
Total Shareholders' (Deficiency) Equity		(6,629)	48,007
Total Liabilities and Shareholders' (Deficiency) Equity		$ 32,936	$ 82,129

Creditor protection and restructuring (Note 1)
Commitments and contingencies (Note 17)
Subsequent events (Note 18)

Approved by the Board of Directors

"Jeffrey Fehn"	Director

"Robert Bell"	Director

See accompanying Notes to the Interim Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Operations

(Unaudited)

	Three months ended		Nine months ended
(in thousands of Canadian dollars	December 31,		December 31,
except share and per share amounts)	2006	2005	2006	2005
REVENUE
Coal Sales	$ 10,170	$ 7,811	$ 42,696	$ 41,242
Cost of Operations:
Mining and transportation	11,897	5,464	43,290	30,033
CCAA related termination and other fees (Note 7)	5,586	-	5,586	-
Administrative and other (Note 7)	2,903	538	5,806	2,327
Depreciation and depletion	1,361	619	4,329	2,192
	21,747	6,621	59,011	34,552
(LOSS) INCOME BEFORE UNDERNOTED ITEMS	(11,577)	1,190	(16,315)	6,690

EXPENSES
Office and general	178	557	653	977
Professional fees (Note 7)	468	183	701	535
Promotion and marketing	54	42	204	108
Salaries and stock-based compensation	599	953	1,942	2,752
Write-down on impairment of assets (Note 3)	33,473	-	33,473	-
	34,772	1,735	36,973	4,372
(LOSS) INCOME BEFORE OTHER INCOME
(EXPENSES) AND INCOME TAXES	(46,349)	(545)	(53,288)	2,318

OTHER INCOME (EXPENSES)
Interest and other income	48	4	119	40
Interest and financing (Note 7)	(757)	(552)	(2,138)	(1,583)
Foreign exchange (loss) gain	(398)	124	(251)	1,468
Other	-	-	(8)	(34)
	(1,107)	(424)	(2,278)	(109)
(LOSS) INCOME BEFORE INCOME TAXES	(47,456)	(969)	(55,566)	2,209
Mining taxes recovery (expense)	9	(178)	9	(313)
Future income taxes recovery (expense) (Note 16)	-	568	(134)	(614)
	9	390	(125)	(927)
NET (LOSS) INCOME	$ (47,447)	$ (579)	$ (55,691)	$ 1,282

Basic and diluted (loss) income per share	$ (0.63)	$ (0.01)	$ (0.74)	$ 0.02
Weighted average number of common shares - basic	75,732,878	72,522,262	75,732,878	71,284,479
Weighted average number of common shares - diluted	75,732,878	72,522,262	75,732,878	71,946,666

See accompanying Notes to the Interim Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
(in thousands of Canadian dollars)	2006	2005	2006	2005
OPERATING ACTIVITIES
Net (loss) income for the period	$ (47,447)	$ (579)	$ (55,691)	$ 1,282
Items not involving cash:
Deferred financing charges	484	344	808	1,273
Depreciation, depletion and impairment charges	33,748	619	36,716	2,192
Stock-based compensation costs	342	734	1,055	2,185
Unrealized foreign exchange and derivatives (gain) loss	398	557	(23)	(347)
Future income taxes	-	(568)	134	614
Changes in working capital items
other than cash (Note 15)	20,590	(4,899)	28,611	(1,883)
	8,115	(3,792)	11,610	5,316
FINANCING ACTIVITIES
Capital stock issued	-	9,340	-	14,882
Loan proceeds	-	3	-	1,238
Loan payments	-	-	-	(11,144)
Operating line (payments) proceeds (net)	(5,681)	(1,550)	(5,675)	7,235
Financing fees	(484)	(22)	(529)	(431)
	(6,165)	7,771	(6,204)	11,780
INVESTING ACTIVITIES
Acquisition of property and equipment, net of
related accounts payable	(645)	(7,331)	(2,115)	(20,287)
Goods and services tax and other receivable	835	41	652	1,297
Property, plant and equipment obligations	177	(1,535)	(1,038)	2,280
Restricted cash	(115)	-	(74)	-
	252	(8,825)	(2,575)	(16,710)
INCREASE (DECREASE) IN CASH	2,202	(4,846)	2,831	386
Affect of foreign exchange rate
on cash	24	47	-	(23)

CASH POSITION, BEGINNING OF PERIOD	1,422	7,362	817	2,200

CASH POSITION, END OF PERIOD	$ 3,648	$ 2,563	$ 3,648	$ 2,563

Non-cash financing and investing activities
Property and equipment acquired under capital lease	$ -	$ -	$ -	$ 88
Shares issued for financing charges	$ -	$ 123	$ -	$ 614
Supplemental information
Interest paid	$ 69	$ 195	$ 261	$ 507
Income taxes paid	$ -	$ -	$ 130	$ 26

See accompanying Notes to the Interim Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Shareholders’ (Deficit) Equity

(Unaudited)

(in thousands of Canadian dollars,	Common shares		Commitment to	Share	Contributed
except for share amounts)	Shares	Amount	issue shares	Subscription	Surplus	Deficit	Total

Balance, March 31, 2005	68,886,858	$ 45,353	$ 184	$ -	$ 2,210	$ (19,470)	$ 28,277
Issued for cash	5,305,000	15,138	-	-	-	-	15,138
Shares issued for financing charge	101,020	614	(184)	-	-	-	430
Exercise of warrants and options	1,440,000	578	-	-	-	-	578
Fair value of warrants and options exercised	-	28	-	-	(28)	-	-
Share issue costs, net of future income taxes	-	(550)	-	-	-	-	(550)
Stock-based compensation	-	-	-	-	3,526	-	3,526
Net income for the year	-	-	-	-	-	608	608
Balance, March 31, 2006	75,732,878	61,161	-	-	5,708	(18,862)	48,007
Stock-based compensation	-	-	-	-	371	-	371
Net income for the period	-	-	-	-	-	83	83
Balance, June 30, 2006	75,732,878	61,161	-	-	6,079	(18,779)	48,461
Stock-based compensation	-	-	-	-	342	-	342
Net loss for the period	-	-	-	-	-	(8,327)	(8,327)
Balance, September 30, 2006	75,732,878	61,161	-	-	6,421	(27,106)	40,476
Stock-based compensation	-	-	-	-	342	-	342
Net loss for the period	-	-	-	-	-	(47,447)	(47,447)
Balance, December 31, 2006	75,732,878	$ 61,161	$ -	$ -	$ 6,763	$ (74,553)	$ (6,629)

See accompanying Notes to the Interim Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.

CREDITOR PROTECTION AND RESTRUCTURING

On October 20, 2006 (the “Filing Date”), Pine Valley Mining Corporation and its subsidiaries, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Globaltex Gold Mining Corporation, (together the “Company”) obtained an order (the “Initial Order”) from the Supreme Court of British Columbia (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”). The Initial Order may be amended throughout the CCAA proceedings on motions from the Company, its creditors and other interested stakeholders. During the stay period, the Company is authorized to continue operations as required. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor and will be reporting to the Court from time to time on the Company’s cash flow and other developments during the proceedings. Those reports, along with relevant documentation, can be accessed via a link to the Monitor’s website found at the Company’s site – www.pinevalleycoal.com.

The purpose of the Initial Order and stay of proceedings is to provide the Company with relief designed to stabilize operations and business relationships with customers, suppliers, employees and creditors while maintaining the core value of the business. The Company is in the process of developing its revised business plan, arising from the pending sale of its Falls Mountain Coal Inc. (“FMC”) subsidiary to Cambrian Mining Plc. (“Cambrian”), which will serve as the basis for discussions with stakeholders. With regard to the sale of FMC, an independent advisor was appointed to assist the Company in evaluating its strategic alternatives, to assist in identifying a transaction and negotiating the transaction with Cambrian, in order to maximize the return to stakeholders as part of the restructuring plan. As part of the restructuring plan a formal CCAA plan of arrangement (the “Plan”) will be prepared and submitted to affected creditors, who will vote on the Plan, and to the Court for approval.

The Initial Order was reviewed at a petition hearing on November 15, 2006, whereupon the time period for creditor protection was extended to January 31, 2007. On January 31, 2007, the Company applied to the Court, and was granted an order, to extend the stay of proceedings through to April 13, 2007. A further application was made to the Court on April 13, 2007 to further extend the stay of proceedings through to May 3, 2007 in order to provide more time for the Company to attempt to complete negotiations on a suitable transaction. This Order was granted, as was a further Order (on May 3, 2007) such that the protection was extended to May 31, 2007.

On May 31, 2007, a further application to the Court to extend the stay of proceedings to June 22, 2007 was granted. In addition, the Court also approved the sale of FMC to Cambrian and the Plan of Arrangement for presentation to the creditors. Should the stay period and subsequent extensions not be sufficient to complete proceedings related to the Plan or should the Plan not be accepted by the affected creditors, the Company will lose the protection of the stay of proceedings at which time substantially all debt obligations will then be immediately due and payable. Such an event would in all likelihood lead to the liquidation of the Company’s assets.

The CCAA proceedings have triggered defaults under all debt obligations of the Company (see Notes 6 and 9). The Order generally stays actions against the Company including steps to collect indebtedness incurred by the Company prior to filing the petition. The Order grants the Company the authority to pay outstanding and future wages, salaries and benefits, and other obligations to employees; the cost of goods and services, both operating and capital, provided or supplied after the date of the Initial Order and rent payments under existing arrangements payable after the date of filing.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

An Administration Charge was created as a first priority lien to the extent of $400,000 and a Director’s Charge as a second priority lien of $100,000. The Administration Charge is intended to secure the payment of the fees and disbursements of the Monitor, legal counsel to the Monitor and legal counsel to the Company. The Director’s Charge is security for the directors and officers of the Company for an indemnity relating to possible charges as a result of the Company’s failure to make certain payments.

Contributing Factors

The Company incurred significant operating and cash losses during the quarter ended September 30, 2006, which continued through to the date of the Order, and was unable to raise suitable additional financing, as discussed below:

•

The Company’s clean coal production costs have increased dramatically primarily as a result of fine coal recoveries in its washplant, especially with regard to its coking coal product. The washplant continued to produce clean coal to raw coal feed yields below those noted in the Feasibility Study for the Willow Creek mine, especially on coking coal (often in the range of 50-60% yield compared to expected results in the 75% range). The impact of these low yields was a material increase in costs of production.

•

These cost increases in recent times can also be attributed to equipment failures at the Willow Creek mine during the early part of the current fiscal year whereby the Company was faced with the risk of missing certain planned shipments. As these shipments were important to the Company’s cash flows, management sought ways to increase the production of coal to meet customer shipments for the three month period ended June 30, 2006.  As a result, the Company mined coal ahead of the timing scheduled by the mine plan by removing the coal in a trench below mining bench grade. Despite this, two customer shipments were delayed to a later period in the year. Following the decision to mine coal below grade in the three months ended June 30, 2006, the Company incurred additional mining costs beginning approximately July 1, 2006 as waste mining was being “caught up.”  Waste rock was mined during the period but little coal was realized as it had already been mined in the quarter ended June 30, 2006. The impact of this was an increase in raw coal ratios and accordingly, an increase in costs.

•

During the period through to the CCAA filing, the Company was seeking to raise additional debt financing to enable it to, among other working capital items, make certain improvements to the washplant to improve the clean coal recoveries. However, during the due diligence period, and for the reasons noted above, the Company’s financial condition worsened to the extent that the financing could not be obtained on terms suitable to the Company.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

Basis of presentation and going concern issues

These financial statements have been prepared using the same basis of accounting principles as applied by the Company prior to the filing for CCAA. While the Company has filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The creditor protection proceedings provide the Company with a period of time to stabilize its operations and financial condition and develop a plan of arrangement. During the period, Debtor-In-

Possession (DIP) financing, as described below, was approved by the Court and was utilized until the Company’s cash position was sufficient to continue under the CCAA process without immediate need for further DIP financing. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and accordingly substantial doubt exists as to whether the Company will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities and expenses in these financial statements. These financial statements do not reflect any adjustments related to subsequent events re conditions that arose subsequent to the Order, except as noted below and in Note 3.

In accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) appropriate for a going concern, property, plant and equipment is carried at the lower of cost less accumulated amortization and net recoverable amount. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Net recoverable amount is the sum of the undiscounted cash flows from operations and cash flow from disposal of the property, plant and equipment. The Company’s filing for creditor protection under CCAA triggered an impairment review as described in Note 3.

In connection with the CCAA proceedings, the current Plan as approved by the Court and any future Plan will require the approval of affected creditors and there can be no assurance that such agreement will be reached and that future cash flows will be sufficient to recover the carrying amount of property, plant and equipment. Without the benefit of an approved restructuring plan management estimates that future cash flows will likely be negative for the foreseeable future. This situation would result in the write-down of the Company’s property, plant and equipment to liquidation value. The Company believes that this situation is equivalent to the liquidation basis of accounting which is not consistent with the going concern basis of accounting.

While the Company is under creditor protection it will make adjustments to the financial statements to isolate assets, liabilities, revenues and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the operations of the business. Further, allowed claims under the CCAA proceedings may be recorded as liabilities and presented separately on the balance sheet. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Company, the Company will be required, under Canadian GAAP, to adopt “fresh start” reporting. Under fresh start reporting the Company will undertake a comprehensive revaluation of its assets and liabilities based on the reorganization value and as established and confirmed in the Plan. The financial statements do not present any adjustments that may be required during the period that the Company remains under creditor protection, or that may be required under fresh start reporting.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

Financing during CCAA proceedings – Debtor-In-Possession (DIP) financing

The Company secured financing with the Royal Bank of Canada by way of a Debtor-In-Possession (DIP) Credit Agreement dated November 6, 2006 for an initial amount of $1.1 million with the option to draw an additional $0.5 million. Interest was charged at Royal Bank of Canada prime plus 2.5% with a fee of $25,000 on the initial draw and $10,000 on the subsequent draw (if it had been utilized). The terms of the financing were to expire on January 5, 2007. The Company drew down the amount of $1.1 million on November 14, 2006. The full amount of the DIP financing plus accrued interest was repaid on December 28, 2006 upon receipt of funds from the sale of a vessel of coking coal made on November 7, 2006.

Status of the Plan

On April 26, 2007, the Company entered into a Sale and Purchase Agreement (the “Agreement”) with Cambrian for the sale of the Company’s wholly-owned subsidiary, FMC, which includes all of its interest in the Willow Creek mine and related coal properties. The Agreement, expected to close on or about June 26, 2007, calls for payment of the following consideration:

-

$15.65 million in cash upon closing which includes working capital adjustments;

-

Previously issued Western Canadian Coal Corp. (“WCCC”) Debentures, traded on the TSX under the symbol WTN.DB, in the principal amount of $11 million, or an additional cash payment of the prevailing market value of such debentures determined based upon the volume weighted trading price of the debentures for the five trading days preceding the closing date; and

-

A quarterly royalty payment of $1.00 per tonne, subject to annual escalation at a rate of 2% per year to a maximum of $1.50, for each tonne of coal from either of the FMC coal properties or from WCCC’s Brule mine that is loaded from FMC’s train loading facilities; subject to an aggregate maximum of $26 million. Beginning one year from the closing of the transaction, a quarterly minimum royalty of $50,000 will be payable to an aggregate maximum of $2 million (such amount being included in the $26 million cap).

The Agreement provides that, under certain circumstances, if it is terminated prior to closing, Cambrian will be entitled to a break-fee in the amount of $1.5 million, such fee having been approved by the Court on May 7, 2007.  The Company’s obligations to complete the proposed sale are subject to the approval of the BC Supreme Court in the ongoing CCAA proceedings.  Cambrian is entitled to terminate the Agreement prior to closing if certain pre-closing conditions are not satisfied, including but not limited to creditors failing to approve the Plan of Arrangement relating to the sale of FMC and discovery of material items in subsequent due diligence by Cambrian.

The ultimate disposition of the above-described sale proceeds to the Petitioner's creditors and otherwise will be determined by a plan of arrangement to be prepared, filed and implemented under the ongoing CCAA proceedings. The Agreement contemplates that by May 31, 2007, the Company will initiate such applications in the CCAA proceedings necessary for an order of the Court to approve the Agreement and the contemplated transactions, the filing of a plan of arrangement with the Petitioners’ creditors, and the procedural steps for calling a meeting of the Petitioners’ creditors to seek approval of a plan and for obtaining such other approvals of the Plan as may be required by the Court.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

On May 25, 2007, the Petitioners filed an application with the Court, such application being heard on May 31, 2007. The purpose of this application was to seek to have the CCAA proceedings extended to June 22, 2007 and to approve the Agreement as described above in its entirety. The Petitioners also sought to present a Plan of Compromise and Arrangement (the “Plan”) which will enable the transaction with Cambrian to close. These matters were granted Court approval on May 31, 2007.

The purpose of the Plan is to defer a definitive compromise and arrangement on a consolidated basis of all the indebtedness of the Petitioners while facilitating the completion of the Agreement. If the Petitioners are able to successfully complete the Agreement and thereafter address all their obligations to Creditors by way of Definitive Plan the result is that the creditors will receive a partial payment in respect of their accepted and proven claims which are greater than would be the case in a bankruptcy. The current Plan will use proceeds generated from the Agreement as follows: (i) to pay agreed transaction costs, a holdback under the Agreement and the Key Employee Retention Program amounts; (ii) to satisfy in full obligations to unaffected creditors; (iii) to satisfy in full obligations to secured creditors; and (iv) the balance will be received by Pine Valley Mining Corporation which will continue under CCAA pending a final Plan.

Key Employee Retention Program (“KERP”)

On December 12, 2006, the Company sought and was granted an order (the “KERP Order”) to enter into Key Employee Retention Agreements with certain employees of the Company to ensure their continued services as a Plan is determined. The total value of the KERP is $999,250 such amount to be paid upon the completion of a transaction pursuant to the CCAA Plan. The purpose of this program is to provide an incentive for key employees to continue to provide their services to the Company through to the point where a transaction has been completed as well as to resist offers of alternative employment that could disrupt the transaction process. The economic benefit of the KERP to stakeholders is to ensure that information and corporate knowledge can be made available to prospective purchasers in order to maximize the effectiveness of and value achieved in a transaction process.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP for interim financial information and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2006. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes thereto. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

Accounting policies applicable to an entity under Creditor Protection

As a result of the filings as described in Note 1, the Company will follow accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, the Company is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7). While SOP 90-7 refers specifically to Chapter 11 in the U.S., its guidance, in management's view, is also applicable to an entity restructuring under CCAA, where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which financial statements are prepared. However, SOP 90-7 does require that the financial statements for periods subsequent to the filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (see Note 7). The timing of the recognition of reorganization items is consistent with Canadian GAAP. Cash flows related to reorganization items have been disclosed separately in Note 7. While no payments will be made on liabilities subject to compromise, including long-term debt, interest on debt obligations will continue to be recognized under Canadian GAAP, consistent with Canadian legal requirements. Interest is not a reorganization item. The consolidated balance sheet distinguishes pre-filing liabilities subject to compromise from both those pre-filing liabilities that are not subject to compromise and from post-filing liabilities (see Note 8). Liabilities that may be affected by the proposed Plan have been reported at the amounts estimated to be allowed, even if they may be settled for lesser amounts. Resulting adjustments to the estimated allowed claims may be material and may be recorded as a reorganization adjustment.

SOP 90-7 has been applied effective October 20, 2006, and for subsequent reporting periods while the Company continues to operate under creditor protection. The resulting changes in reporting are described in Notes 7 and 8.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.

ASSET IMPAIRMENT AND ASSET DISPOSAL

As disclosed in Note 1, the CCAA proceedings triggered an impairment review with regard to the Company’s property, plant and equipment. In estimating future cash flows from the Company’s property, plant and equipment, the Company has evaluated the cash flows arising from the Agreement (for the sale of the shares of FMC) as disclosed in Note 1. In applying Canadian GAAP, the Company, in the first instance, compared the estimated future undiscounted cash flows to the carrying value of its property, plant and equipment. This test revealed that impairment to the value was present and, accordingly, those future cash flows were then discounted to determine the net present value for asset valuation purposes.

The assumptions used to determine the net present value of the property, plant and equipment, based on the Agreement, are:

-

$15.5 million in cash (cash value excluding working capital adjustments);

-

WCCC Debentures in the principal amount of $11 million, valued at 90% based on their quoted market value;

-

The quarterly minimum royalty of $50,000, payable to an aggregate maximum of $2 million, valued applying a discount rate of 10% representing the indicative weighted average cost of capital of WCCC; and

-

Estimated transaction fees of $0.6 million.

The impairment review determined the fair value of the property, plant and equipment related to the Company’s coal mining operations to be $26 million. Accordingly, write-downs were recorded of $29.3 million against property, plant and equipment (Note 4) and $3.1 million against non-producing properties (Note 5). The Agreement further contemplates that the asset retirement obligation (Note 11) will pass to the purchaser; however, for purposes of these financial statements, no amendment has been provided to the amounts disclosed.

The Company has also recorded an impairment relating to working capital items based upon the Agreement’s working capital adjustment formula such that $1.1 million was written off the carrying value of inventory that is to pass to the purchaser upon closing.

The Company has not recognized the full amount of the royalty payment due under the Agreement as the receipt of these future revenues is contingent upon certain future events occurring, the likelihood of which cannot be determined at this time. Furthermore, the receipt of the full amount of the royalty is dependent upon the plans of Cambrian and WCCC with regard to the FMC load-out and also future mine plans at the Willow Creek properties and the Brule mine, none of which can be fully determined at this time with regard to certainty and timing of payments.

The disposition of the shares of FMC under the Agreement represents a material disposition of the assets of the Company which will have a significant impact on future operations in that 100% of revenues from coal sales and cost of operations are impacted by the sale of FMC, these amounts relating to the operations of FMC in the financial statements.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

4.

MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	December 31, 2006				March 31, 2006
		Accumulated	Write-down	Net Book		Accumulated	Net Book
	Cost	Amortization	for Impairment	Value	Cost	Amortization	Value

Assets acquired under capital lease	$ 256	$ 118	$ 72	$ 66	$ 256	$ 80	$ 176
Buildings	651	55	596	-	426	30	396
Land	214	-	214	-	140	-	140
Office equipment	905	278	320	307	595	186	409
Plant and equipment	25,656	3,692	11,482	10,482	25,513	1,752	23,761
Property and development	35,848	4,140	16,576	15,132	34,722	2,044	32,678
	$ 63,530	$ 8,283	$ 29,260	$ 25,987	$ 61,652	$ 4,092	$ 57,560

Included in property, plant and equipment is $1.3 million (March 31, 2006 - $1.3 million) relating to interest capitalized during construction and development. As disclosed in Note 3, the carrying value of property, plant and equipment has been revised following the Company’s impairment review. It was not possible for the Company to determine the allocation of the purchase price to the assets based upon the Agreement. Accordingly, the net present value of the assets has been disclosed with the impairment shown as a separate value and allocated by fully writing-down certain non-mining assets and allocating the impairment on a pro rata basis for other mine related property, plant and equipment categories. In accordance with Canadian GAAP, the Company will no longer depreciate the assets subject to the Agreement but will perform regular reviews as to the carrying value.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

5.

NON-PRODUCING MINERAL PROPERTIES

	Nine months ended	Year ended
	December 31, 2006	March 31, 2006

Pine Pass
Consulting	$ 231	$ 785
Drilling	14	2,716
Environmental	12	17
Permits	5	16
B.C. Mining Exploration Tax Credit	6	(717)
	268	2,817

Beginning of period	2,877	60

Write-down for impairment (Note 3)	(3,145)	-

End of period	$ -	$ 2,877

The Company has an interest in the Pine Pass property, located adjacent to the Willow Creek mine site and has completed a drill program to further develop reserves at this coal deposit. The purpose of the drill program was to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits.

As disclosed in Note 3, the carrying value of the non-producing properties has been revised following the Company’s impairment review. The Company has determined that, in light of anticipated future development plans, that the Pine Pass property should be written down to a $nil carrying value.

6.

OPERATING LINE

The Company entered into a working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank” or the “Bank”) on September 16, 2005. On December 28, 2006, the complete amount of principal and interest owing on the facility was repaid subsequent to receipt of funds from the sale of a vessel of coking coal made on November 7, 2006. The Bank determined that the facility had been terminated at this time and deducted a $200,000 termination fee from the proceeds of that sale. The Bank’s facility was secured by all the assets of the Company with first position on inventory and receivables (and such security remains in place prior to discharge). The facility bore interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.

REORGANIZATION ITEMS

Reorganization items represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Company. The cash flow usage related to reorganization and restructuring items since the date of filing to December 31, 2006, amounts to approximately $0.5 million.

Expenses recognized in the consolidated statements of operations relating to the reorganization and restructuring of the Company are detailed below:

Three months ended
December 31, 2006

CCAA related termination and other fees (i)	$ 5,586
Professional fees (ii)	297
Interest and financing (iii)	225
Administrative and other (iv)	150
Total reorganization items	$ 6,258

(i) Fees relating to termination of contracts and non-performance of obligations.
(ii) Fees relating to legal, Monitor and transaction advisory services.
(iii) Bank fees relating to DIP finance and Bank termination of operating line.
(iv) Company estimate of severance obligation arising from CCAA employee terminations.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.

LIABILITIES SUBJECT TO COMPROMISE

Liabilities subject to compromise refers to liabilities incurred prior to the filing date that may be dealt with as affected claims under a CCAA plan of arrangement in the CCAA proceedings, as well as claims arising out of any repudiated leases, contracts, and other arrangements. A claims procedure has been established and a plan of arrangement has been proposed which would enable the sale of FMC to Cambrian to complete at the end of June while creditors and the Company continue to negotiate a definitive plan of arrangement. It is possible that financial statement items not currently included below as claims subject to compromise will be added to this category of liabilities at a later date. The amounts below are the Company’s estimate of known and expected claims in this category and are subject to future adjustment as a result of negotiations, Court orders, proofs of claim, and other events. Any additions to this category of liabilities and any adjustments may be material and, depending on their nature, may be recorded as a reorganization adjustment. The plan of arrangement will determine how a particular class of affected claims will be settled, including payment terms, if applicable.

December 31, 2006

Accounts payable	$ 21,952
Accrued liabilities	1,559
Goods and Services Tax (GST) payable	776
Due to related party	600
$ 24,887

The Company has accrued for interest on unsecured debt that is subject to compromise up to October 19, 2006.

9.

TERM DEBT

	December 31,	March 31,
	2006	2006

Rockside Foundation loan (US$8,850)	$ 10,314	$ 10,337
	10,314	10,337
Less portion due within one year	10,314	10,337
	$ -	$ -

The Company entered into a Credit Facility Agreement (the "Agreement") with The Rockside Foundation ("Rockside"), a shareholder of the Company, for an aggregate amount up to US$ 7.0 million, with interest at an annual rate of 10%, further amended on December 30, 2004, to increase the loan to US$8.85 million. Under the terms of the Agreement, the Company issued 104,736 common shares for the loan of the initial US$3.75 million principal amount. A further 101,020 shares had been issued to Rockside as at March 31, 2006, representing the 10% bonus due by the Company upon receipt of the subsequent US$5.1 million.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

A second amendment to the Agreement was completed on September 16, 2005. Under the terms of the second amendment the due date for repayment of the loan was extended for 10 weeks from November 29, 2005 to February 6, 2006. For the period from November 29, 2005 to February 6, 2006 interest was payable at the rate of 12% per annum with no bonus shares being issued.

A third amendment to the Agreement was completed on November 23, 2005 whereby the terms of repayment of the loan were further extended from February 6, 2006 to June 30, 2006.

A fourth amendment to the Agreement was completed on June 15, 2006, whereby the terms of repayment of the loan were extended from June 30, 2006 to September 30, 2006. All other terms remain unchanged.

A fifth amendment to the Agreement was completed on September 28, 2006, whereby the terms of repayment of the loan were extended from September 30, 2006 to October 31, 2006. All other terms remain unchanged.

Rockside’s loan is secured by the Company’s assets subject to an inter-creditor agreement with Royal Bank which grants the Bank certain priority rights with regard to inventory and receivables. In addition, a subordination and postponement agreement has been entered into between the Bank and Rockside whereby Rockside has postponed their loans in favour of Royal Bank (see Note 6).

10.

DUE TO RELATED PARTY

The Company has provided for the payment of $0.6 million to the estate of the former Chairman of the Company (the “Estate”).  The Estate is administered on behalf of its beneficiaries by a former director of the Company.  Prior to the CCAA filing, the Company had agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $0.6 million for the Estate upon terms and arrangements that had not yet been determined.  There was no immediate requirement or intention to finalize those discussions.  As part of the claims process under the CCAA proceedings, the Estate has submitted its claim for $0.6 million which the Company has accepted based on available evidence and Company records. This amount will be subject to compromise as part of the Plan of Arrangement (see Note 8).

11.

ASSET RETIREMENT OBLIGATION

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available, including closure plans and applicable regulations.

The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $3.4 million (March 31, 2006 - $3.2 million) which has been discounted using a discount rate of 7.5% to total $2.5 million (March 31, 2006 - $2.3 million). Reclamation obligations at the Willow Creek Mine had been expected to be paid annually up to 2013 prior to filing for CCAA. These obligations were to be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates, due to changes in closure plans or applicable regulations, will be made prospectively with a corresponding charge to the asset’s carrying value.

As disclosed in Note 3, the asset retirement obligation will transfer to Cambrian upon the completion of the sale of FMC as part of the CCAA proceedings. Accordingly, the final value assigned to this obligation will be determined in light of the new owner’s plans and intentions with regard to mining and utilizing the Willow Creek assets. The Company is not able to determine the timing and nature of these third party plans so has continued to calculated the obligation on the basis of its plans prior to the CCAA filing.

12.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares of no par value.

(b)

Issued and outstanding

No shares were issued during the three and nine months ended December 31, 2006.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.

STOCK OPTIONS AND WARRANTS

(a)

Stock options

The Company has established a stock option plan for directors, officers, consultants and employees.  At December 31, 2006, the Company was allowed to grant up to 10% of the issued share capital of as stock options.  Stock options are exercisable once they have vested under the terms of the grant.  A summary of the Company's options at December 31, 2006 and the changes for the three and nine months periods then ended is presented below:

	Three months ended December 31
	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Outstanding, beginning of period	2,910,000	$ 2.24	2,760,000	$ 3.76
Granted	-	-	10,000	4.22
Expired	(95,000)	1.60	-	-
Outstanding, end of period	2,815,000	$ 2.26	2,770,000	$ 3.76

	Nine months ended December 31
	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Outstanding, beginning of period	3,100,000	$ 2.36	3,070,000	$ 3.47
Granted	110,000	0.89	10,000	4.22
Exercised	-	-	(310,000)	0.88
Expired	(395,000)	2.61	-	-
Outstanding, end of period	2,815,000	$ 2.26	2,770,000	$ 3.76

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

As at December 31, 2006, the Company has outstanding stock options to purchase an aggregate 2,815,000 common shares as follows:

Options Outstanding			Options Exercisable
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Number	Expiry Date	Price	Number	Price
100,000	April 19, 2007	$ 0.90	100,000	$ 0.90
150,000	April 28, 2007	0.90	150,000	0.90
5,000	April 23, 2009	1.01	5,000	1.01
500,000	March 9, 2010	5.30	437,500	5.30
1,950,000	March 21, 2011	1.74	1,312,500	1.74
110,000	August 21, 2011	0.89	12,500	0.89
2,815,000		$ 2.26	2,017,500	$ 2.40

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $342,000 during the three month period ended December 31, 2006 (three months to December 31, 2005 - $734,000 ) and $1,055,000 for the nine months to December 31, 2006 (nine months to December 31, 2005 - $2,185,000). These amounts were determined using the Black-Scholes option pricing model, based upon the following terms and assumptions:

	Nine months ended	Year ended
	December 31,	March 31,
	2006	2006

Dividend yield	0%	0%
Risk free interest rate	4.07%	3.2 - 3.99%
Expected life	3 years	3 years
Expected volatility	72%	75%

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

(b)

Warrants

A summary of the Company's warrants at December 31, 2006 and the changes for the three and nine month periods then ended is presented below:

	Three months ended December 31,
	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price

Outstanding, beginning and end of period	2,027,500	$ 3.50	750,000	$ 6.25

	Nine months ended December 31,
	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price

Outstanding, beginning of period	2,777,500	$ 4.24	1,850,000	$ 2.68
Granted	-	-	2,027,500	$ 3.50
Exercised	-	-	(1,100,000)	0.25
Expired	(750,000)	6.25	-	-
Outstanding, end of period	2,027,500	$ 3.50	2,777,500	$ 4.24

 As at December 31, 2006, the Company has outstanding share purchase warrants to purchase an aggregate 2,027,500 common shares as follows:

Warrants Outstanding
Weighted
Average
Exercise
Number	Expiry Date	Price
2,027,500	June 12, 2007	$ 3.50

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

14.

SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates in one industry and as December 31, 2006 substantially all of the Company's assets were located in Canada.

Revenues from customers can be attributed to the following geographic areas:

	Three months ended December 31,				Nine months ended December 31,
	2006		2005		2006		2005

Asia	$ 4,884	48%	$ 7,811	100%	$ 31,576	74%	$ 35,965	87%
Europe	5,079	50%	-	0%	10,913	26%	5,277	13%
North America	207	2%	-	0%	207	0%	-	0%
	$ 10,170	100%	$ 7,811	100%	$ 42,696	100%	$ 41,242	100%

For the nine months ended December 31, 2006, 100% of sales are to seven customers (December 31, 2005 – 100% of sales to six customers) and at December 31, 2006 there are no accounts receivable due from sale of coal (December 31, 2005 – 98% of accounts receivable from one customer).

15.

CHANGES IN OPERATING ASSETS AND LIABILITIES OTHER THAN CASH

	Three months ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Decrease in accounts receivable	$ 7	$ 4,586	$ 3,681	$ 3,560
Decrease (increase) in prepaid expenses	68	(588)	1,393	(1,377)
Decrease (increase) in coal inventory	9,075	(6,642)	8,302	(8,270)
Increase (decrease) in accounts payable
and accrued liabilities	11,398	(2,219)	15,201	4,151
Affect of foreign exchange on non-cash items	42	(36)	34	53
	$ 20,590	$ (4,899)	$ 28,611	$ (1,883)

The changes in operating assets and liabilities other than cash items as presented include reorganization items as disclosed in Note 7.

16.

INCOME TAXES

The Company incurred losses during the three months ending December 31, 2006, such losses which would, in the normal course of events, give rise to a future income tax asset. However, the effect of these losses has not been recognized by the Company in light of the filing for creditor protection as described in Note 1. In addition, the Company has determined that it is appropriate to carry a valuation allowance against future income tax balances in light of the current CCAA proceedings.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months ended December 31, 2006

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

17.

COMMITMENTS AND CONTINGENCIES

(a)

The Company has letters of credit of $50,000 and $373,000 outstanding at December 31, 2006 (March 31, 2006 - $508,000).

(b)

Provincial government regulators have indicated that they are likely to seek an additional bond, pertaining to the Company’s mining activities at a rate of 900,000 tonnes per annum, of approximately $5 million over a two year period. This bond is required to bring the total value of bonds held by the government closer into line with the current status of land disturbance at the Willow Creek mine.

(c)

The Company has entered into operating lease agreements for coal loading services, office space and equipment and vehicles at the mine site. These agreements require the Company to make the following lease payments:

	Office	Office			Coal
	equipment	lease/trailer	Vehicles	Equipment	loading	Total
Three months ending March 31, 2007	$ 2	$ 16	$ 21	$ 9	$ -	$ 48
Year ending March 31, 2008	9	89	65	37	656	856
Year ending March 31, 2009	7	74	10	13	919	1,023
Year ending March 31, 2010	-	69	-	-	-	69
Year ending March 31, 2011	-	69	-	-	-	69
Year ending March 31, 2012	-	69	-	-	-	69
Year ending March 31, 2013	-	57	-	-	-	57
	$ 18	$ 443	$ 96	$ 59	$ 1,575	$ 2,191

These leases could be subject to early termination under the Company’s CCAA proceedings. Such early termination may give rise to penalties that will form part of the liabilities subject to compromise pool.

(d)

The Company has experienced high-levels of run-off at the Willow Creek mine site at the end of April as a result of the Spring melt and related environmental conditions. As a result of these conditions certain repairs, improvements and ongoing monitoring have been required to be undertaken. The final amounts of such expenditures cannot be determined at this time and could be influenced by ongoing discussions with the British Columbia Ministry of Environment, but may be material in light of the limited cash resources held by the Company as it nears the end of the CCAA process.

18.

SUBSEQUENT EVENTS

In addition to those events otherwise disclosed, subsequent to December 31, 2006:

(a)

250,000 stock options at an exercise price of $0.90 per common share expired.

(b)

The Company entered into an agreement to transfer its Indin Lake gold property to the current 10% interest holder in that property. The transfer will take place for $nil consideration and is expected to close on or about June 1, 2007.